Filed by Discovery, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Discovery, Inc.
Commission File No.: 001-34177
Date: June 1, 2021

This press release was issued by Discovery, Inc. on June 1, 2021

DISCOVERY, INC. ANNOUNCES “WARNER BROS. DISCOVERY” AS NEW NAME FOR PROPOSED LEADING GLOBAL ENTERTAINMENT COMPANY

New Name Announced by David Zaslav, CEO of Discovery, from Historic Warner Bros. Lot in Burbank, CA

“Warner Bros. Discovery” Combines the Values and Attributes of the Near 100 Year Creative Heritage, Storytelling Excellence and Bold Risk Taking of Warner Bros. with the Discovery DNA of Authenticity, Exploration, Innovation and Quality

Burbank, CA – June 1, 2021 – Discovery, Inc. (NASDAQ: DISCA, DISCB, DISCK) today announced the new name of the proposed standalone global entertainment company that will emerge from the combination of WarnerMedia and Discovery assets: “Warner Bros. Discovery.” The Warner Bros. Discovery name will honor, celebrate and elevate the world’s most-storied creative studio in the world with the high quality, global nonfiction storytelling heritage of Discovery.

David Zaslav, President and CEO of Discovery and the future CEO of the proposed Warner Bros. Discovery combined company, unveiled the new name to WarnerMedia employees from the Warner Bros. studio lot in Burbank, CA, where he said:

“Warner Bros. Discovery will aspire to be the most innovative, exciting and fun place to tell stories in the world - that is what the company will be about.  We love the new company’s name because it represents the combination of Warner Bros.’ fabled hundred year legacy of creative, authentic storytelling and taking bold risks to bring the most amazing stories to life, with Discovery’s global brand that has always stood brightly for integrity, innovation and inspiration. There are so many wonderful, creative and journalistic cultures that will make up the Warner Bros. Discovery family. We believe it will be the best and most exciting place in the world to tell big, important and impactful stories across any genre – and across any platform: film, television and streaming.”

The initial wordmark for the proposed company includes the iconic line from the Maltese Falcon, "the stuff that dreams are made of," an additional homage to the rich legacy of Warner Bros. and the focus of what the proposed company will be about.

In May, AT&T and Discovery reached a definitive agreement to combine WarnerMedia’s premium entertainment, sports and news assets with Discovery’s leading nonfiction and international entertainment and sports businesses to create a single company.

Warner Bros. Discovery will bring together the strongest leadership teams, content creators, and high-quality series and film libraries in the media business, while accelerating both companies’ plans for leading direct-to-consumer (DTC) streaming services for global consumers. The new company will unite complementary and diverse content strengths with broad appeal — WarnerMedia’s robust studios and portfolio of iconic scripted entertainment, animation, news and sports with Discovery’s global leadership in unscripted and international entertainment and sports.

The “pure play” content company will own one of the deepest libraries in the world with nearly 200,000 hours of iconic programming and will bring together over 100 of the most cherished, popular and trusted brands in the world under one global portfolio, including: HBO, Warner Bros., Discovery, DC, CNN, WB Games, Turner Sports, Cartoon Network, HGTV, Food Network, TNT, TBS, Turner Classic Movies, Wizarding World, Adult Swim, Eurosport, Magnolia, TLC, Animal Planet, ID and many more.

Warner Bros. Discovery will be able to increase investment and capabilities in original content and programming; create more opportunity for under-represented storytellers and independent creators; serve customers with innovative video experiences and points of engagement; and propel more investment in high-quality, family-friendly nonfiction content.

More information on the agreement between AT&T and Discovery can be found in the initial press release here. A webcast of the May 17 virtual press conference with John Stankey and
David Zaslav is available on AT&T’s and Discovery’s Investor Relations websites at https://investors.att.com/ and https://ir.corporate.discovery.com/investor-relations.

Cautionary Statement Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery,  constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.  Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control.   Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the  implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction.  The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statements that will be filed with the SEC in connection with the proposed transaction.  Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery filings with the Securities and Exchange Commission.  Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery.  In connection with the proposed transaction, AT&T, Spinco and Discovery intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery that will contain a prospectus of Discovery and Spinco that also constitutes a proxy statement of Discovery, and a registration statement by Spinco.  This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC.  STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

About Discovery
Discovery, Inc. (Nasdaq: DISCA, DISCB, DISCK) is a global leader in real life entertainment, serving a passionate audience of superfans around the world with content that inspires, informs and entertains. Discovery delivers over 8,000 hours of original programming each year and has category leadership across deeply loved content genres around the world. Available in over 220 countries and territories and nearly 50 languages, Discovery is a platform innovator, reaching viewers on all screens, including TV Everywhere products such as the GO portfolio of apps; direct-to-consumer streaming services such as discovery+, Food Network Kitchen and MotorTrend OnDemand; digital-first and social content from Group Nine Media; a landmark natural history and factual content partnership with the BBC; and a strategic alliance with PGA TOUR to create the international home of golf. Discovery’s portfolio of premium brands includes Discovery Channel, HGTV, Food Network, TLC, Investigation Discovery, Travel Channel, MotorTrend, Animal Planet, Science Channel, and the forthcoming multi-platform JV with Chip and Joanna Gaines, Magnolia Network, as well as OWN: Oprah Winfrey Network in the U.S., Discovery Kids in Latin America, and Eurosport, the leading provider of 3 locally relevant, premium sports and Home of the Olympic Games across Europe. For more information, please visit corporate.discovery.com and follow @DiscoveryIncTV across social platforms.
Participants in the Solicitation
Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021.  Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.